SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                              -------------------

                                    FORM 6-K

                        Report of Foreign Private Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                         For the month of February, 2003

                         Commission File Number: 0-21742

                              Stolt Offshore S.A.
                              -------------------
                 (Translation of registrant's name into English)

                          c/o Stolt Offshore M.S. Ltd.
                                  Dolphin House
                                  Windmill Road
                                Sunbury-on-Thames
                          Middlesex, TW16 7HT, England
                          ----------------------------
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F   X             Form 40-F   __

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes   __                  No   X

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

     In accordance with General Instruction B item (i), attached herewith as Exhibits 99.1, 99.2 and 99.3 respectively are: (i) a press release issued by the registrant on February 26, 2003 announcing financial results for the registrant's Fourth Quarter and year ended November 30, 2002; (ii) a press release issued by the registrant on February 24, 2003 announcing the appointment of a new CEO; and (iii) a press release issued by the registrant on February 24, 2003 announcing the appointment of a new CFO.

     In December 2002 and January 2003, the registrant revised debt covenants in its two major bank credit facilities. In accordance with General Instruction B item (i), also attached herewith as Exhibits 99.4, 99.5 and 99.6 respectively are: (i) $100,000,000 Secured Multi-Currency Revolving Loan Facility Agreement (the "$100,000,000 Loan Facility Agreement"), dated July 9, 2002, among the registrant, Stolt Comex Seaway Finance B.V., Nordea Bank Norge ASA, Grand Cayman Branch and the banks listed therein; (ii) First Supplemental Agreement (the "First Supplemental Agreement"), dated January 3, 2003, to the $100,000,000 Loan Facility Agreement; and (iii) Letter Agreement (the "Letter Agreement"), dated December 20, 2002, to the $440,000,000 Secured Multi-Currency Revolving Loan Facility Agreement (the "$440,000,000 Loan Facility Agreement"), dated September 22, 2000, among the registrant, Stolt Comex Seaway Finance B.V., Den norske Bank ASA and the banks listed therein, as amended, which was filed as Exhibit 4.1 to the registrant's Form 20-F on May 30, 2001.

     The exhibits filed pursuant to this Form 6-K shall be deemed to be incorporated by reference into the registrant's Registration Statement on Form F-3 (No. 333-86288) and to be a part of such registration statement from the date of the filing thereof, to the extent not superseded by documents or reports subsequently filed.

     Certain statements contained in the press releases filed pursuant to this Form 6-K are "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements relate to the registrant's expectations, beliefs, intentions or strategies regarding the future. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," and "seek" and similar expressions.

     The forward-looking statements that the registrant makes reflect its current views and assumptions with respect to future events and are subject to risks and uncertainties. Actual and future results and trends could differ materially from those set forth in such statements due to various factors, including risk factors listed from time to time in the registrant's filings with the Securities and Exchange Commission. Many of these factors are beyond the registrant's ability to control or predict. Given these uncertainties, you should not place undue reliance on the forward-looking statements. The registrant undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Exhibits.

Exhibit
Number          Description
-------         -----------

99.1            Press Release dated February 26, 2003.
99.2            Press Release dated February 24, 2003.
99.3            Press Release dated February 24, 2003.
99.4            $100,000,000 Loan Facility Agreement.
99.5            First Supplemental Agreement to the $100,000,000 Loan Facility
                Agreement.
99.6            Letter Agreement to the $440,000,000 Loan Facility Agreement.

                                    SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               STOLT OFFSHORE S.A.


Date:    February 26, 2003                     By: /s/ Alan B. Winsor
                                                  --------------------------
                                                  Name:  Alan B. Winsor
                                                  Title: Attorney-in-Fact